

June 3, 2015

<u>Via U.S. Mail</u>
Frank Blair
Chief Executive Officer
American Cordillera Mining Corporation
1314 S. Grand Blvd. Ste. 2-250
Spokane, WA 99202

>   **Re: American Cordillera Mining Corporation**
>   **Form 10-K for Fiscal Year Ended November 30, 2014**
>   **Filed March 17, 2015**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2014**
>   **Filed April 8, 2015**
>   **File No. 000-50738**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2014

General

1. We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. We note the similar deficiency in your Form 10-Q for the fiscal quarter ended February 28, 2015. Please amend the filings to provide the Interactive Data, or tell us why the Interactive Data was not required to be submitted.

<u>Item 2. Properties</u>
<u>Mineral Properties page 21</u>

2. For each of your properties please disclose the associated BLM serial numbers and tell us if the claims are in good standing.

3. Additionally, disclose the annual fees paid or assessment work required in order to keep your claims in good standing.

4. We note your disclosure of potential quantities of materials on page 24 of your filing. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b)(5) of Industry Guide 7. Please revise to remove these estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with any engineering questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining